Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

February 18, 2022

Ryan Sutcliffe, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Sutcliffe:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to additional comments that were provided during several telephone conversations in connection with the Trust’s Post-Effective Amendment No. 188 (“PEA No. 188”), which was filed on August 20, 2021 for the purpose of registering the AdvisorShares Managed Bitcoin ETF (the “Fund”) (formerly the AdvisorShares Managed Bitcoin ETF) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

Please note that the attached copy of the Fund’s prospectus and Statement of Additional Information is marked against the copy of the prospectus and Statement of Additional Information that was included in the correspondence filed on January 14, 2022.

Comments to Marked Copy of Prospectus/Statement of Additional Information

1.	Comment. With respect to clause (ii) in the first paragraph of the principal investment strategy section, please specify in the strategy section that the Fund’s bitcoin futures exposure is limited to bitcoin futures traded on a U.S. regulated exchange.

Response. The Trust represents that the disclosure has been revised as requested. In addition, the fourth paragraph of the principal investment strategy states that bitcoin futures contracts are traded on commodity exchanges registered with the U.S. Commodity Futures Trading Commission.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 18, 2022

2.	Comment. Please explain supplementally whether the Cayman subsidiary will be organized and in operation at launch of the Fund or at a later time.

Response. The Trust represents that the Cayman subsidiary will not be in operation when the Fund launches and that, as disclosed in the principal investment strategy, the Fund initially will invest in U.S. registered exchange-traded funds that invest in U.S. exchange-traded bitcoin futures contracts. The Fund will begin to invest in U.S. exchange-traded bitcoin futures contracts as it gains assets and opportunities arise in accordance with its strategy. The Cayman subsidiary will be operational as the Fund’s investment in bitcoin futures contracts increases; however, the timing of such investment cannot be determined at present. Shareholders will be alerted to an investment in the Cayman subsidiary by the filing of a supplement pursuant to Rule 497 under the Securities Act of 1933 as well as by the daily transparency of the Fund’s holdings.

3.	Comment. With respect to the last paragraph of the counterparty risk factor on page 19 of the prospectus, please delete the references to the European Union.

Response. The Trust represents that the references have been deleted.

4.	Comment. Please supplementally confirm that the expense limitation agreement is not currently triggered. Please represent that if it is triggered in the future, the fee table will be revised and an appropriate footnote will be added.

Response. The Trust represents that the expense limitation agreement is not triggered by the estimated fees and expenses and that if triggered in the future the fee table will be revised and an appropriate footnote will be added in the normal course.

5.	Comment. Please delete the sentence in the carryover paragraph at the top of page 3 of the Statement of Additional Information, which states that the subsidiary “will not have all the protections offered to investors in regulated investment companies (“RICs”)”.

Response. The Trust represents that the sentence is accurate both with respect to the fact that the subsidiary is not registered under the Investment Company Act of 1940 and to the fact that it will not have the protections offered to investors in RICs under the Internal Revenue Code of 1986. Therefore, the Trust respectfully declines to delete the sentence.

6.	Comment. With respect to the revised sentence in the carryover paragraph at the top of page 16 regarding registration with the CFTC, please supplementally confirm whether the Fund’s investment adviser has determined when registration with the CFTC will be necessary.

Response. According to the Fund’s investment adviser, it has determined when registration with the CFTC will be necessary.

7.	Comment. Please confirm whether the Fund’s securities lending program will include bitcoin futures or bitcoin-related securities. Please clarify which investments would or would not be considered for securities lending.

Response. The Trust represents that bitcoin futures would not be included in the Fund’s securities lending program and that the disclosure has been clarified accordingly.

8.	Comment. With respect to pages 41 and 42 of the Statement of Additional Information, please provide the completed sub-adviser and portfolio manager information for review.

Response. The Trust represents that the information is complete in the attached marked copy of the Fund’s Statement of Additional Information.

February 18, 2022

Comments to January 14, 2022 Response Letter

9.	Comment. With respect to Comment 6, the staff’s view is that retaining the bitcoin logo on the cover page of the prospectus would create a misleading impression that the Fund invests directly in bitcoin. Please remove the logo.

Response. The Trust represents that the logo has been removed as requested.

10.	Comment. With respect to Comment 13, please supplementally clarify that the Fund is not seeking more than 100% exposure to bitcoin through bitcoin futures or otherwise.

Response. The Trust represents that the Fund is not seeking more than 100% exposure to bitcoin through bitcoin futures or otherwise.

11.	Comment. With respect to Comment 26, please disclose in the prospectus the items requested by clauses (1), (2), and (4). In addition, as requested by clause (3), please file the subsidiary’s advisory agreement as an exhibit to the Fund’s registration statement when available.

Response. The Trust again confirms the statements made in clauses (1), (2), and (4); however, the Trust believes that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors and, therefore, respectfully declines to add the requested disclosure. The Trust represents that it will file the advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement when available. The Trust notes that in reviewing the effective registration statements for other bitcoin futures ETFs, there does not seem to be consistency with respect to the disclosure of the requested statements or the filing of the requested subsidiary advisory agreement.

12.	Comment. The staff requests a more robust response to Comment 37 and, therefore, is reissuing the comment.

Response. The Trust confirms that it will adopt a derivatives risk management program by Rule 18f-4’s compliance date that includes written policies and procedures reasonably designed to manage the Fund’s derivatives risks and reasonably segregate the functions associated with the program from the portfolio management of the Fund. Specifically, the program will:

•	institute a standardized risk management framework for the Fund, tailored to the particular risks of the Fund, and will include risk guidelines, stress testing, backtesting, internal reporting and escalation, and program review elements; and

•	be administered by a derivatives risk manager approved by the Trust’s Board of Trustees who will report to the Board on the program’s implementation and effectiveness at intervals required by the program.

To comply with the outer limit on leverage under Rule 18f-4, the Fund’s investment adviser expects the Fund to use the relative VaR test with the Fund’s securities portfolio as the designated reference portfolio.

February 18, 2022

13.	Comment. With respect to Comment 39, please review the equity risk factor to ensure it is tailored to the risks associated with fund of funds investing.

Response. The Trust represents that the risk factor has been reviewed and revised as deemed necessary.

14.	Comment. Please provide an update with respect to Comment 42 including, as requested, the instruments the APs anticipate using to arbitrage.

Response. The Fund’s investment adviser represents that, in continuing discussions with potential APs and market makers, they have expressed their view that they can effectively arbitrage the Fund’s holdings in a matter that is expected to keep the Fund’s market price in line with its NAV. None of them have expressed any concern regarding the inability to custody physical bitcoin. It is expected that APs generally would arbitrage through the use of bitcoin, bitcoin futures, and bitcoin-related investments, as needed.

15.	Comment. With respect to Comment 46, the staff does not understand the relevance of the first sentence of the response and requests a more robust response than found in the second sentence; therefore, the staff is reissuing the comment (i.e., please supplementally discuss the Fund’s plans for liquidity management generally including during both normal and reasonably foreseeable stress conditions).

Response. As required by the Trust’s liquidity risk management program, the liquidity risk management program administrator will assess, manage and review the liquidity of the Fund’s investments. These ongoing assessments are based on factors specific to the circumstances of the Fund, which include:

(i)	the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, including whether the investment strategy is appropriate for an open-end fund; the extent to which the strategy (which is designed to not always be fully invested in bitcoin futures) involves a relatively concentrated portfolio or large positions in particular issuers; the use of borrowings for investment purposes (whether committed line of credit from a bank or financing transactions such as repurchase agreements or short sales); and the use of derivatives (including bitcoin futures holdings);

(ii)	short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions;

(iii)	holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources available to the Fund;

(iv)	the relationship between the Fund’s portfolio liquidity and the way in which, and the prices and spreads at which, Fund shares trade, including, the efficiency of the arbitrage function and the level of active participation by market participants (including authorized participants); and

(v)	the effect of the composition of baskets on the overall liquidity of the Fund’s portfolio.

February 18, 2022

16.	Comment. With respect to Comment 83, the staff is reissuing the comment with a focus on access persons under Rule 17j-1. Please confirm that the Trust’s and its investment adviser’s and sub-adviser’s codes of ethics require pre-clearance of transactions by access persons involving bitcoin or bitcoin futures.

Response. According to the Fund’s investment adviser and sub-adviser, the codes of ethics are being revised to require pre-clearance of transactions by access persons involving bitcoin or bitcoin futures.

17.	Comment. With respect to Comments 91, 93, 94, and 95, the staff notes that there remains disclosure in the tax section of the Statement of Additional Information that does not seem to be applicable. Therefore, the staff is reissuing those comments.

Response. The Trust represents that the disclosure referenced in those comments has been removed and/or revised as deemed appropriate.

18.	Comment. With respect to Comment 96, please confirm that bitcoin futures holdings will be disclosed under the revised portfolio holdings policy.

Response. The Trust confirms that bitcoin futures holdings will be disclosed under the revised portfolio holdings policy.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum